

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2021

Adi Mor
Chief Executive Officer
Chemomab Therapeutics Ltd.
Kiryat Atidim, Building 7
Tel Aviv 6158002, Israel

> **Re: Chemomab Therapeutics Ltd.**
> **Registration Statement on Form S-3**
> **Filed April 15, 2021**
> **File No. 333-255249**

Dear Ms. Mor:

　　This is to advise you that we have not reviewed and will not review your registration statement.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Abby Adams at (202) 551-6902 with any questions.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　Office of Life Sciences

cc:　　David S. Glatt